UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Itaú CorpBanca
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)
Mark F. Veblen Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Itaú Unibanco Holding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,039,610,411

	8	SHARED VOTING POWER
341,802,664,321 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
15,039,610,411

	10	SHARED DISPOSITIVE POWER
182,956,568,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
341,802,664,321 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.7% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ITB Holding Brasil Participações Ltda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
67,916,878,042

	8	SHARED VOTING POWER
67,916,878,042 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
57,008,875,206

	10	SHARED DISPOSITIVE POWER
67,916,878,042 (see Item 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,916,878,042 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1. Security and Issuer.

This Amendment No. 3 supplements and amends the Schedule 13D filed on July 7, 2014 (the "Initial Schedule 13D"), as amended on June 26, 2015 and on April 19, 2016 (as so amended, the "Schedule 13D") by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this "Statement") relating to the Common Shares, no par value per share (the "Common Stock"), of Itaú CorpBanca, a company formed in the Republic of Chile (the "Issuer").  The Issuer's principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed by (together the "Reporting Persons"):

(i) Itaú Unibanco Holding S.A., a company organized under the laws of Brazil ("Itaú Parent"). Itaú Parent is the holding company of a Brazilian financial group; and

(ii) ITB Holding Brasil Participações Ltda. ("ITB").

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB.  Itaú Parent is controlled by IUPAR – Itaú Unibanco Participacões S.A., a holding company organized under the laws of Brazil ("IUPAR").  IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. ("Itaúsa"), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações ("E. Johnston" and, together with IUPAR and Itaúsa, the "Controlling Shareholders"), a holding company organized under the laws of Brazil.  Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; and E. Johnston - Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the "Instruction C Information").

(d) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3. Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

On October 26, 2016, ITB acquired from Corp Group Banking S.A., a sociedad anónima organized under the laws of Chile ("Corp Group"), all of the issued and outstanding shares of CGB II SpA, a sociedad por acciones organized under the laws of Chile ("CGB"), which holds as its sole assets 10,908,002,836 shares of the Issuer, for an aggregate purchase price of US$91,959,050. The source of funds for the acquired shares was cash from ITB following an ITB capital increase.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:
 On October 26, 2016, ITB acquired from Corp Group, all of the issued and outstanding shares of CGB, which holds as its sole assets 10,908,002,836 shares of the Issuer (the "shares"), pursuant to a Share Purchase Agreement between the parties dated as of October 26, 2016 (the "Share Purchase Agreement").  ITB acquired the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which Corp Group had validly exercised a put option to sell the shares to ITB.  In accordance with the terms of the Share Purchase Agreement and the Itaú Shareholders Agreement, Corp Group will be entitled to repurchase the shares from ITB at any time and from time to time until June 13, 2021 at an agreed upon formula price.
The foregoing descriptions of the Share Purchase Agreement and the Itaú Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the Transaction Agreement and the Itaú Shareholders Agreement, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

On January 20, 2017, ICGI, Gasa, the Issuer and Itaú Parent agreed to amend and restate the Transaction Agreement, as previously amended by the TA Amendment (as so amended and restated, the "A&R TA Agreement"), which provides, among other things, for the following amendments:

1.
Acquisition of Itaú Colombia. The obligation of the parties to cause the Issuer to acquire all of the outstanding shares of Itaú BBA Colombia, S.A. Corporacion Financiera, a corporacion financiera organized as a capital stock corporation (sociedad anónima) under the Laws of Colombia ("Itaú Colombia"), or to carry out a merger of Banco CorpBanca Colombia S.A. ("Banco CorpBanca Colombia") with Itaú Colombia, was amended and replaced with the obligation of the parties to cause Banco CorpBanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco CorpBanca Colombia and Itaú Colombia on November 1, 2016 (the "Colombian Acquisition"). The A&R TA Agreement also contemplates the rendering of certain services by Banco CorpBanca Colombia in favor of Itaú Colombia and the hiring of the senior management of Itaú Colombia by Banco CorpBanca Colombia. The A&R TA Agreement provides that the Colombian Acquisition will be carried out as soon as practicable once the same Colombian Acquisition has been approved by the Colombian Financial Superintendency (the "CFS").

The Colombian Acquisition has already been approved by the shareholders of Banco CorpBanca Colombia.

2.
Acquisition of the Shares of Banco CorpBanca Colombia. The A&R TA Agreement provides that the acquisition by the Issuer of the shares of Banco CorpBanca Colombia held by Corp Group Parent (currently representing 12.36% of the shares of Banco CorpBanca Colombia outstanding), which was previously agreed to be carried out no later than January 29, 2017, will be postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares will be US$3.5367 per share plus (i) interest from (and including) August 4, 2015 until (but excluding) the payment date at an annual interest rate equal to Libor plus 2.7% minus (ii) the sum of (x) the aggregate amount of dividends paid by Banco CorpBanca Colombia to Corp Group Parent since the date of the A&R TA Agreement, plus (y) the accrued interest with respect to the amount of such dividends since the date of their payment until the payment date of the purchase price, at an annual interest rate equal to Libor plus 2.7%.  The number of shares to be purchased will be adjusted as described below under "3.  Registry of the Shares of Banco CorpBanca Colombia."

3.
Registry of the Shares of Banco CorpBanca Colombia. The A&R TA Agreement provides that the Issuer and Corp Group Parent will carry out commercially reasonable efforts, in accordance with the shareholders agreement of Banco CorpBanca Colombia, in order to cause Banco CorpBanca Colombia to (i) be registered as a public company in the National Registry of Securities and Issuers of the CFS, and (ii) its shares to be listed in the Colombian Stock Market (the "CSM").

Once the abovementioned registry and listing have been obtained, Corp Group Parent will be permitted to sell all of its shares, or a portion thereto, of Banco CorpBanca Colombia in the CSM, subject to a right of first offer granted to the Issuer. The shares sold by Corp Group Parent in the CSM will be deducted from the shares that the Issuer must acquire from Corp Group Parent on January 28, 2022.

The foregoing descriptions of the terms of the A&R TA Agreement are qualified in their entirety by reference to the full text of such agreement, a copy of which us attached hereto as Exhibit H, and is incorporated herein by reference.

The Reporting Persons have reviewed and intend to continually review, consider and evaluate their ongoing investment in the Issuer and all potential options with respect thereto.  The Reporting Persons may purchase additional shares of Common Stock and/or related securities or dispose of shares of Common Stock and/or related securities, in each case, as required by the Itaú Shareholders Agreement, or as otherwise determined in their discretion depending upon market conditions and other factors that they may deem material.

Item 5 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (c) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement is incorporated herein by reference.  The information contained in Item 4 above is incorporated herein by reference.

By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Corp Group Parent may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Corp Group Parent are members of any such group.  Corp Group Parent has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Corp Group Parent beneficially own an aggregate of 341,802,664,321 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 7	Materials to be Filed as Exhibits.

Annex A	Instruction C Information
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)
Exhibit B	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014).
Exhibit C	Itaú Shareholders Agreement (previously filed)
Exhibit D	Amendment to Transaction Agreement (previously filed)
Exhibit E	February 2015 Policy Agreement (previously filed)
Exhibit F	February 2015 Shareholders Agreement (previously filed)
Exhibit G	Share Purchase Agreement dated October 26, 2016, between Corp Group Banking S.A. and ITB Holding Brasil Participações Ltda
Exhibit H	January 2017 Amended and Restated Transaction Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ITAÚ UNIBANCO HOLDING S.A.

Dated: January 27, 2017	By:	/s/ Cláudia Politanski
Name: Cláudia Politanski
Title: Executive Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

By:	/s/ Henrique Pinto Echenique
Name: Henrique Pinto Echenique
Title: Officer

ANNEX A
Itaú Unibanco Holding S.A.

Directors:

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Arruda Villela Filho
Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Candido Botelho Bracher
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A. and Chief Executive Officer of Banco Itaú BBA S.A.

Demosthenes Madureira de Pinho Neto
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Fábio Colletti Barbosa
Citizenship: Brazilian
Business Address: Praça Gen San Martin, 23, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director)

Gustavo Jorge Laboissière Loyola
Citizenship: Brazilian
Business Address: Rua Estados Unidos, 498, São Paulo, SP, Brazil
Present Principal Occupation: Partner of three consulting companies.

José Galló
Citizenship: Brazilian
Business Address: Av. Joaquim Porto Villanova, 401, 7th floor, Porto Alegre, RS, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director).

Nildemar Secches
Citizenship: Brazilian
Business Address: Rua Viradouro, 63, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director) and member of the Board of Directors of  various companies of different business segments.

Pedro Luiz Bodin de Moraes
Citizenship: Brazilian
Business Address: Av Ataulfo de Paiva, 1100, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: Partner and Member of the Board of Directors of Icatu Holding S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Executive Officers:

Alexsandro Broedel Lopes
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

André Sapoznik
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Caio Ibrahim David
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Candido Botelho Bracher
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A. and Chief Executive Officer of Banco Itaú BBA S.A.

Claudia Politanski
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaú Unibanco Holding S.A.

Eduardo Mazzilli de Vassimon
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaú Unibanco Holding S.A., responsible for the Risk division.

Fernando Barçante Tostes Malta
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Leila Cristiane Barboza Braga de Melo
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Márcio de Andrade Schettini
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A.

Marco Ambrogio Crespi Bonomi
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A.

Paulo Sergio Miron
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Atilio Luiz Magila Albiero Junior
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Eduardo Hiroyuki Miyaki
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Gilberto Frussa
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Virgilio Vita Neto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Marcelo Kopel
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Investor Relations of Itaú Unibanco Holding S.A.

Matias Granata
Citizenship: Argentinean
Business Address: Av. Brigadeiro Faria Lima, 3.400, 3th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Rodrigo Luis Rosa Couto
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Sergio Mychkis Goldstein
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Wagner Bettini Sanches
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participacões S.A.

Directors:

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.
Alternate: Ricardo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alfredo Egydio Arruda Villela Filho
Citizenship: Brazilian

Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa –Investimentos Itaú S.A.
Alternate: Rodolfo Villela Marino
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Fernando Roberto Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.
Alternate: João Moreira Salles
Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

João Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of IUPAR – Itaú Unibanco Participacões S.A.
Alternate: Walther Moreira Salles Junior
Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Mauro Agonilha
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Itaúsa – Investimentos Itaú S.A.

Directors:

Alfredo Egydio Arruda Villela Filho
Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Henri Penchas
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Paulo Setubal Neto
Citizenship: Brazilian
Business Address: Rua Hungria, 888, 12 floor, São Paulo, SP, Brazil
Present Principal Occupation: Partner and Member of the Board of Directors of PSN Participações Ltda.

Rodolfo Villela Marino
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Walter Mendes de Oliveira Filho
Citizenship: Brazilian
Business Address: Rua do Ouvidor, 98, 9th floor, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alternate: Henrique Andrade Trinckquel Filho
Citizenship: Brazilian
Business Address: Rua do Ouvidor, 98, 9th floor, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Ricardo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alternate: Ricardo Villela Marino
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Setubal
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Roberto Egydio Setubal
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Rodolfo Villela Marino
Citizenship: Brazilian
Business Address: Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Companhia E. Johnston de Participações

Directors:

Fernando Roberto Moreira Salles
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles
Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior
Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Mauro Agonilha
Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações LTDA.

Officers:

Alexsandro Broedel Lopes
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Carlos Henrique Donegá Aidar
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Henrique Pinto Echenique
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.